Exhibit 22.1

List of Guarantor and Issuer Subsidiaries

The following entities, as of December 31, 2020, were guarantors of the 5.375% senior notes due 2024 issued by Antero Midstream Partners LP and Antero Midstream Finance Corporation.

Name of Entity	Jurisdiction of Organization or Formation	2024 Notes
Antero Midstream Corporation	Delaware	Guarantor
Antero Midstream Finance Corporation	Delaware	Issuer
Antero Midstream LLC	Delaware	Guarantor
Antero Midstream Partners, LP	Delaware	Issuer
Antero Treatment LLC	Delaware	Guarantor
Antero Water LLC	Delaware	Guarantor